UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 11-K
_______________________

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to _______________

Commission file number 1-8974

Honeywell Savings and Ownership Plan
(Full Title of Plan)

Honeywell International Inc.
101 Columbia Road
Morris Township, NJ 07962

(Name of Issuer of Securities Held Pursuant to the Plan and
the Address of its Principal Executive Office)

Honeywell Savings and Ownership Plan

Index

Page(s)

Report of Independent Registered Public Accounting Firm	2

Financial Statements:

Statements of Net Assets Available for Benefits at December 31, 2008 and 2007	3

Statement of Changes in Net Assets Available for Benefits for the year ended
December 31, 2008	4

Notes to Financial Statements	5-17

Supplemental Schedule: *

Schedule H, Line 4(i) - Schedule of Assets (held at end of year)	18

Signatures	19

Exhibit:

Exhibit I – Consent of Independent Registered Public Accounting Firm	20

* Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted as the conditions under which they are required are not present.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
Honeywell Savings and Ownership Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Honeywell Savings and Ownership Plan, (the “Plan”) at December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
Florham Park, New Jersey
June 24, 2009

Honeywell Savings and Ownership Plan
Statements of Net Assets Available for Benefits
at December 31, 2008 and 2007
	2008	2007
	(dollars in millions)
Plan interest in Honeywell Savings and
Ownership Plan Master Trust at fair value	$6,935	$9,717
Participant loans at fair value	128	152
Net assets available for benefits at fair value	7,063	9,869
Adjustment from fair value to contract value for fully
benefit-responsive investment contracts	(6)	15
Net assets available for benefits	$7,057	$9,884

The accompanying notes are an integral part of these financial statements.

Honeywell Savings and Ownership Plan
Statement of Changes in Net Assets Available for Benefits
for the Year Ended December 31, 2008

2008
(dollars in millions)
Additions to net assets attributable to:
Interest income from participant loans	$11
Contributions:
Participating employees	368
The Company, net of forfeitures	213
Roll-over contributions	10
Total contributions	591
Plan transfers to Honeywell Savings and Ownership Plan	78
Total additions	680
Deductions from net assets attributable to:
Investment loss from Plan interest in Honeywell Savings
and Ownership Plan Master Trust	(2,841)
Withdrawals and distributions	(654)
Plan expenses	(12)
Total deductions	(3,507)
Decrease in net assets during the year	(2,827)
Net assets available for benefits:
Beginning of year	9,884
End of year	$7,057

The accompanying notes are an integral part of these financial statements.

Honeywell Savings and Ownership Plan

Notes to Financial Statements

1.    Description of the Plan

General
The Honeywell Savings and Ownership Plan (the “Plan”) is a defined contribution plan for certain employees of Honeywell International Inc. (the “Company”). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) and the Internal Revenue Code (“Code”). The following represents a summary of key provisions of the Plan but does not purport to be complete and is qualified in its entirety by the terms of the Plan. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

Administration
The Company is the Plan Administrator and has full discretionary authority to manage and control the operation and administration of the Plan, including the power to interpret the provisions of the Plan, to promulgate regulations for the Plan’s administration, to enter into agreements with trustees to provide for the investment of Plan assets, to appoint investment managers to direct such trustees and to delegate its administrative responsibilities. The day to day administration of the Plan is handled by ING, formerly known as CitiStreet. The Trustee of the Plan is State Street Bank and Trust Company (the “Trustee”).

Contributions and Vesting
Participants may elect to contribute each pay period from 1% to 30% of their eligible pay subject to certain restrictions for highly compensated employees. Contributions may be made either on a before-tax or after-tax basis, or a combination of both, and may be directed into any investment option available within the Plan. In addition to before-tax or after-tax contributions, eligible participants may contribute catch-up contributions to the Plan on a before-tax basis. A participant is eligible to make catch-up contributions up to $5,000 a year if they are at least age 50 by December 31st and are contributing at least 8% before-tax to the Plan or have contributed the maximum regular before-tax contributions to the Plan.

Generally, the Company matching contribution does not begin until the first pay period following the employee’s completion of one year of service with the Company. The Company may contribute on behalf of each participant between 0% and 100% of such participant’s contribution to the Plan depending upon the rate designated for the participant’s business. Also, depending on the rate designated for the participant’s business, the Company makes contributions with respect to a participant’s contributions up to a maximum of 8% of a participant’s eligible pay. Additionally, discretionary supplemental employer contributions may be made by the Company to a participant’s account for certain employees who have agreed to such terms with the Company. The Company does not match catch-up contributions. All of the Company’s matching contributions are initially invested in the Honeywell Common Stock Fund.

Participants have a full and immediate vested interest in the portion of their accounts contributed by them and the earnings on such contributions. A participant generally does not have a vested interest in any Company contributions made to his or her account until he or she completes three years of service with Honeywell or one of its affiliated companies.

Participant Accounts
Each participant’s account is credited with the participant’s contribution and allocations of (1) the Company’s matching contribution, (if applicable) and (2) investment earnings, and charged with an allocation of investment losses and administrative expenses. The allocation is based on participants’

Honeywell Savings and Ownership Plan

Notes to Financial Statements

account balances as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Participant Loans
Loans will be made to participants from their account balances in the following order (1) before-tax contributions and earnings, (2) after-tax contributions and earnings, (3) rollover contributions and earnings, (4) prior employer contributions and earnings, (5) vested Company matching contributions and earnings and (6) vested Company discretionary supplemental employer contributions and earnings.

Effective November 1, 2007, the maximum number of loans a participant may have outstanding is limited to one. Any participant who had more than one loan outstanding as of October 31, 2007 continues to make repayments on such loans pursuant to the terms of the loan and shall not be permitted to obtain a new loan until all such prior loans have been repaid in full. New loans must be at least one thousand dollars. The maximum loan amount to a participant is the lesser of (1) fifty thousand dollars, reduced by a participant’s highest combined outstanding loan balance during the preceding twelve month period, or (2) 50% of the vested portion of a participant’s account. The interest rate on the loans will generally be the published prime rate plus 1% for the month preceding the effective date of the loan. However, the Company may revise this rate of interest for any new loans if it determines that the prime rate plus 1% is no longer a reasonable rate of interest. The rate used will be fixed for the term of the loan. The term of any loan shall not be less than 1 month or more than 60 months unless used to acquire a principal residence for which the term can be up to 25 years.

Interest rates for loans outstanding at December 31, 2008 and 2007, were between 2.5% and 10.5%.

Termination
Although it has not expressed intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of a partial or full Plan termination, all Plan funds must be used in accordance with the terms of the Plan.

Distribution of Benefits
Upon termination of service with the Company, the entire vested amount in the participant’s account can be distributed, at the participant’s election, in a single payment. If no distribution election is made by the participant and the participant’s account balance exceeds $5,000, the balance in the account will remain in the Plan and shall be distributed 1) at the participant’s request, 2) when the participant attains age seventy and one-half (70-1/2) through the payment of Minimum Required Distributions as defined by the Plan, or 3) upon the participant’s death, whichever is earliest. When a participant dies, if his or her spouse is the beneficiary, the spouse may remain in the Plan under the same conditions as previously described for the participant. Otherwise, the entire amount in the participant’s account is distributed in a single payment to the participant’s beneficiary (ies).

Forfeitures
Forfeitures of the Company’s contributions and earnings thereon because of terminations and withdrawals reduce contributions otherwise due from the Company. Company contributions were reduced by $1 million due to forfeited nonvested accounts for the year ended December 31, 2008.

Honeywell Savings and Ownership Plan

Notes to Financial Statements

2.	Significant Accounting Policies

Basis of Accounting
The financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation

For investment and administrative purposes, the Plan’s assets are custodied in the Honeywell Savings and Ownership Plan Master Trust (“Master Trust”) along with the assets of the Honeywell Secured Benefit Plan. The Plan’s investment in the Master Trust represents the Plan’s interest in the net assets of the Master Trust. The Plan’s investment is stated at fair value and is based on the beginning of year value of the Plan’s interest in the Master Trust plus actual Plan contributions and allocated investment income less actual Plan distributions, investment losses and allocated expenses.

Participant loans are valued at cost plus accrued interest, which approximates fair value.

Payment of Benefits
Withdrawals and distributions are recorded when paid.

Expenses

All external third party expenses and internal expenses relating to the administration of the Master Trust and managing the funds established thereunder are borne by the participating plans. Brokerage commissions, transfer taxes and other charges incurred in connection with the purchase and sale of securities are paid out of the fund to which such charges are attributable.

3.	Interest in Honeywell Savings and Ownership Plan Master Trust

The Plan’s investment is in the Master Trust, which is commingled with the assets of the Honeywell Secured Benefit Plan. Each participating plan has an undivided interest in the Master Trust. The assets of the Master Trust are held by the Trustee. At December 31, 2008 and 2007, the Plan and the Secured Benefit Plan’s interest in the net assets of the Master Trust was 92.8% and 7.2% and 94.2% and 5.8%, respectively. Investment income/loss is based on participant balances, and administrative expenses relating to the Master Trust are allocated daily to the individual plans based upon the asset value balances invested by each plan.

Honeywell Savings and Ownership Plan

Notes to Financial Statements

The Master Trust is comprised of the following types of investments as of December 31, 2008 and 2007:

	2008	2007
	(dollars in millions)
Investments, at fair value
Honeywell common stock	$1,778	$3,043
Registered investment companies (mutual funds)	154	275
Common & commingled funds	3,285	4,500
Stocks (separately managed portfolios)	614	983
Short-term investments	53	132
Investment contracts	1,570	1,396
Total investments, at fair value	7,454	10,329

Adjustment from fair value to contract value for
fully benefit-responsive investment contracts	(6)	(31)
	$7,448	$10,298

Honeywell Savings and Ownership Plan

Notes to Financial Statements

The Master Trust’s investment income for the year ended December 31, 2008 is presented in the following table. The net appreciation/(depreciation) consists of both realized gains (losses) on securities bought and sold, as well as, unrealized gains (losses) on securities held during the period by the Master Trust.

2008
(dollars in millions)

Investment income/(loss)
Net appreciation (depreciation) in fair value of investments:
Honeywell common stock	$(1,443)
Registered investment companies (mutual funds)	(97)
Common & commingled funds	(1,047)
Stocks (separately managed portfolios)	(398)
Net Depreciation	(2,985)

Dividends	78
Interest	148
Investment Income (loss)	$(2,759)

Honeywell Savings and Ownership Plan

Notes to Financial Statements

Investment Valuation and Income Recognition – Master Trust
Master Trust investments are stated at fair value. Investments in mutual and common/commingled funds are valued at the net asset value of shares held at year-end. Common stocks, including Honeywell Common Stock, traded on a national securities exchange, are valued at the last reported sales price or close price at the end of the year. Fixed income securities traded in the over-the-counter market are valued at the bid prices. Short-term securities are valued at amortized cost, which includes cost plus accrued interest, which approximates fair value. Investment contracts are stated at fair value based on discounted cash flow method.

Interest income is recorded on the accrual basis, and dividend income is recorded on the ex-dividend date. Purchases and sales of securities are recorded on a trade-date basis.

From time to time, investment managers may use derivative financial instruments including forward exchange and futures contracts. Derivative instruments are used primarily to mitigate exposure to foreign exchange rate and interest rate fluctuations as well as manage the investment mix in the portfolio.

The Plan’s interest in the Master Trust represents more than 5 percent of the Plan’s net assets at December 31, 2008 and 2007.

Investment Contracts
The Master Trust entered into benefit-responsive investment contracts, such as traditional guaranteed investment contracts (“GICs”) and synthetic guaranteed investment contracts, with various third parties. These benefit-responsive investment contracts are held through the Honeywell Short Term Fixed Income Fund and the Honeywell Secured Benefit Fund. Contract values represent contributions made to the investment contract plus earnings, less participant withdrawals and administrative expenses.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (“the FSP”), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

A synthetic GIC provides for a fixed return on principal over a specified period of time through fully benefit-responsive wrapper contracts issued by a third party which are backed by underlying assets owned by the Master Trust. The contract values of the synthetic GICs were $907 million and $755 million at December 31, 2008 and 2007, respectively. Included in the contract values of the synthetic GICs are $(6) million and $17 million at December 31, 2008 and 2007, attributable to wrapper contract providers representing the amounts by which the value of the investment contracts is less than or more than the value of the underlying assets.

Honeywell Savings and Ownership Plan

Notes to Financial Statements

A traditional GIC provides for a fixed return on principal over a specified period of time through fully benefit-responsive contracts issued by a third party which are backed by assets owned by the third party. The contract values of the traditional GICs were $657 million and $610 million at December 31, 2008 and 2007, respectively.

The average yield rates of the Honeywell Short Term Fixed Income Fund and the Honeywell Secured Benefit Fund was 3.2% and 11.8%, respectively, for the year ended December 31, 2008, and 5.0% and 11.0%, respectively, for the year ended December 31, 2007. The average crediting interest rate of the Honeywell Short Term Fixed Income Fund and the Honeywell Secured Benefit Fund was 5.0% and 12.3%, respectively, for the year ended December 31, 2008, and 5.0% and 12.3%, respectively, for the year ended December 31, 2007. The Master Trust is exposed to credit loss in the event of non-performance by the company with whom the GIC’s are placed. The Company does not anticipate non-performance by these companies.

Certain events limit the ability of the Plan/Master Trust to transact at contract value with the issuer. Such events include the following: (1) amendments to the plan documents (including complete or partial plan termination or merger with another plan), (2) changes to plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the plan sponsor or other plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator does not believe that any events which would limit the Plan’s ability to transact at contract value with participants are probable of occurring.

In October 2008, State Street Global Advisors (the “SSgA”) as investment manager of the Honeywell Short-Term Fixed Income Fund sold certain illiquid securities from the fund to State Street Corporation (the “State Street”). While State Street had no obligation to do so, they purchased bonds (valued at $276.8 million) which were identified by SSgA as having potential downside valuation risk if the market remained disrupted. In addition, State Street made a cash infusion to the fund of $31.5 million for a total of $308.3 million of cash into the fund. Had the identified bonds been held to maturity and presuming all matured, the par value of the bonds would have been approximately $313 million. As of June 2009, the Company understands State Street has applied for, but not yet received a prohibited transaction exemption from the Department of Labor for this bond purchase and cash infusion. This is a prohibited transaction at the Master Trust level. Management feels that the appropriate disclosure of this transaction is included in the financial statements.

Fair Value Measurement

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard (“SFAS”) No.157, “Fair Value Measurements,” (“SFAS 157”) which is effective for fiscal years beginning after November 15, 2007. SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about assets and liabilities measured at fair value. Specifically, SFAS 157:

Defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, and establishes a framework for measuring fair value;

Honeywell Savings and Ownership Plan

Notes to Financial Statements

  Establishes a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date;

  Eliminates large position discounts for financial instruments quoted in active markets; and

  Expands disclosures about instruments measured at fair value.

Determination of Fair Value

The Plan’s valuation methodologies for assets and liabilities measured at fair value are described on page 10 - Investment Valuation and Income Recognition – Master Trust. The methods described on page 10 may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

Valuation Hierarchy

SFAS 157 establishes a three-level valuation hierarchy for disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

  Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

  Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

  Level 3 — inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Following is a description of the valuation methodologies used for instruments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

Honeywell International Inc. common stock, other common stocks and mutual funds

Honeywell International Inc. common stock is valued at the closing price reported on the New York Stock Exchange Composite Transaction Tape. Other common stocks are valued at the closing price reported on the major market on which the individual securities are traded. Mutual funds values are based on the Net Asset Value (“NAV”) that is quoted on an active market. Honeywell International Inc. common stock, other common stocks and mutual funds are all classified within level 1 of the valuation hierarchy.

Honeywell Savings and Ownership Plan

Notes to Financial Statements

Common and commingled trust fund

These investments are public investment vehicles valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in a market that is not active and classified within level 2 of the valuation hierarchy.

Short-term investments consisting of corporate debt instruments, U.S. government and federal agency obligations, U.S. government-sponsored enterprise obligations, and Other

A limited number of these investments are valued at the closing price reported on the major market on which the individual securities are traded. Where quoted prices are available in an active market, the investments are classified within level 1 of the valuation hierarchy. If quoted market prices are not available for the specific security, then fair values are estimated by using pricing models, bids provided by brokers or dealers, quoted prices of securities with similar characteristics or discounted cash flows. When quoted market prices for the specific security are not available in an active market, they are classified within level 2 of the valuation hierarchy.

Synthetic guaranteed investment contracts

The fair value of the synthetic guaranteed investment contracts is based on the underlying investments. The underlying investments are fixed income securities, corporate bonds and government securities. They are classified within level 2 of the valuation hierarchy. See page 10 of these financial statements for further information on these contracts.

Guaranteed investment contracts and wrapper values are valued using discounted cash flow method and are classified as level 3 of the valuation hierarchy. See page 10 of these financial statements for further information on these contracts.

Honeywell Savings and Ownership Plan

Notes to Financial Statements

The following table presents the Plan’s assets measured at fair value as of December 31, 2008, by the SFAS 157 valuation hierarchy.

	Level 1	Level 2	Level 3	Total
	(dollars in millions)

Honeywell common stock	$1,778	$-	$-	$1,778
Common and commingled trust funds	-	3,285	-	3,285
Registered investment companies (mutual funds)	154	-	-	154
Equities	614	-	-	614
Short-term investments	-	53	-	53
Synthetic guaranteed investment contracts	-	902	-	902
Guaranteed investment contracts	-	-	668	668
	$2,546	$4,240	$668	$7,454

The following table summaries changes in the fair value of the guaranteed investment contracts for the year ended December 31, 2008

(dollars in millions)
Balance, beginning of year	$655
Realized gains/(losses)	0
Purchases, sales, issuances and settlements (net)	13
Balance, end of year	$668

Participant Loans

Certain investments representing outstanding participant loans are included only at the Plan level. Participant loans are classified within level 3 of the valuation hierarchy since the fair market value is the outstanding principal of the loans and related accrued interest receivable. Therefore, the only changes in the loan value for the year are the new issuances of loans less the loan repayments during the year.

The Plan had participant loans outstanding at December 31, 2008 and 2007 of $128 million and $152 million, respectively. The net decrease of $24 million in 2008 represents loan issuances, conversions and interest of $59 million, less loan retirements, defaults and payments toward outstanding loans of $83 million.

Honeywell Savings and Ownership Plan

Notes to Financial Statements

4     Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31,	December 31,
	2008	2007
	(dollars in millions)

Honeywell Common Stock Fund	$2,000	$3,016
	$2,000	$3,016

2008
(dollars in millions)
Changes in Net Assets:
Contributions	$213
Dividends	26
Net depreciation	(1,044)
Benefits paid to participants	(211)
$(1,016)

5.	Asset Transfers

During the year ended December 31, 2008, assets valued at approximately $78 million were transferred to the Plan as follows: $48 million from Welch Allyn 401(k) Savings Plan, $19 million from Maxon Corporation 401(k) Retirement Plan, $10 million from the Dimensions International, Inc. Savings Plan and $1 million from Enraf, Inc. 401(k) Profit Sharing Plan.

6	Related Party Transactions

The Plan’s investment in the Master Trust constitutes a related-party transaction because the Company is both the plan sponsor and a party to the Master Trust. The Master Trust is invested in the Company’s common stock and the Plan is invested in participant loans, both of which qualify as related-party transactions. During the year ended December 31, 2008, the Master Trust made purchases of approximately $638 million and sales of approximately $461 million of the Company’s common stock. The Master Trust invests in commingled funds managed by the Trustee. These investments qualify as party-in-interest transactions. In 2008, the Master Trust received dividend income of $78 million.

7	Risks and Uncertainties

The Plan provides for various investment options which may invest in any combination of stocks, GICs, fixed income securities, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk

Honeywell Savings and Ownership Plan

Notes to Financial Statements

associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

8.	Federal Income Taxes

On April 14, 2003, the Internal Revenue Service ruled that the Plan met the requirements of Section 401(a) of the Code and that the Plan qualified as an ESOP as defined in Section 4975(e) (7) of the Code. Although the Plan has been amended since receiving the determination letter, the Plan’s administrator and counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. The Trust under the Plan is intended to be exempt under Section 501(a) of the Code. Accordingly, no provision for income taxes has been made.

9	Reconciliation of Financial Statements to 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2008 and 2007 to Form 5500:

	2008	2007
	(dollars in millions)

Net assets available for benefits per the financial statements	$7,057	$9,884
Amounts allocated to withdrawing participants	(2)	(2)
Adjustment from contract value to fair value for
benefit-responsive contracts	6	(15)
Net assets available for benefits per the Form 5500	$7,061	$9,867

Honeywell Savings and Ownership Plan

Notes to Financial Statements

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2008 to Form 5500:

2008
(dollars in millions)
Benefits paid to participants per the financial statements	$654
Add: Amounts allocated to withdrawing participants at December 31, 2008	2
Less: Amounts allocated to withdrawing participants at December 31, 2007	(2)
Benefits paid to participants per the Form 5500	$654

The following is a reconciliation of investment income per the financial statements for the year ended December 31, 2008 to Form 5500:

2008
(dollars in millions)
Total investment loss per the financial statements	$(2,830)
Net change in adjustment from fair value to contract value
for fully benefit-responsive contracts	21
Total investment loss per the Form 5500	$(2,809)

10.	Subsequent Events

Effective May 1, 2009 the Plan implemented a trade restriction on the Honeywell Common Stock Fund. Participants are prohibited from transferring Plan assets into the Stock Fund for 5 business days following a transfer out of such fund.

Honeywell Savings and Ownership Plan

Schedule H, Line 4(i) – Schedule of Assets (held at end of year)
December 31, 2008

			Current
Identity of Issue	Description	Cost	Value

*Interest in Honeywell Savings	Various investments	**	$6,935
and Ownership Plan Master Trust

*Participant Loans	(Interest rates range	**	128
	from 2.5% - 10.5%,
	maturing through
	November 19, 2033)
Total			$7,063

*	Party-in-interest.
**	Cost information not required for participant-directed investments.

Signatures

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Honeywell Savings and Ownership Plan

By:	/s/ Brian Marcotte
Brian Marcotte
Vice President, Compensation and Benefits

Date: June 26, 2009